Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: February 27, 2026

On February 27, 2026, Trump Media & Technology Group Corp. and TAE Technologies, Inc. issued the following press release.

Trump Media & Technology Group, TAE Technologies, and Texas Ventures Acquisition III Announce Discussions Regarding Spin-Off of Truth Social

February 27, 2026 08:30 ET  | Source: Trump Media & Technology Group

SARASOTA, Fla., Feb. 27, 2026 (GLOBE NEWSWIRE) -- Trump Media & Technology Group Corp. (Nasdaq, NYSE Texas: DJT) (“TMTG”), TAE Technologies, Inc. (“TAE”), and Texas Ventures Acquisition III Corp. (Nasdaq: TVA) (“Texas Ventures III”) today announced that they are engaged in ongoing discussions regarding a potential spin-off by TMTG of businesses including Truth Social into a new publicly-traded company (“SpinCo”) following the closing of the previously announced pending merger transaction between TMTG and TAE. In this contemplated transaction, shares of SpinCo would be distributed to shareholders of record of TMTG from prior to the closing of the merger with TAE, and thereafter SpinCo would merge with Texas Ventures III.

The TAE businesses, along with certain of TMTG’s existing businesses and assets, would remain with the current public company (TMTG) following the completion of the spin-off. The previously announced merger will combine the strength of TMTG’s existing robust balance sheet with TAE’s leading technologies. The contemplated transaction is intended to create shareholder value through the creation of pure play companies, each with distinct strategies.

Cautionary Statement About Today’s Announcement

TMTG, TAE, and Texas Ventures III caution that no definitive agreement has been reached and discussions are still ongoing. They also note that there can be no assurance that any transaction will result from these discussions, on what terms any transaction may occur, or the timing of any such discussions or transaction. Any definitive agreement(s) would be subject to the approval of the respective companies’ boards, regulatory and shareholder approvals, as well as other customary closing conditions.

About Trump Media & Technology Group

The mission of TMTG is to end Big Tech’s assault on free speech by opening up the Internet and giving people their voices back. TMTG operates Truth Social, a social media platform established as a safe harbor for free expression amid increasingly harsh censorship by Big Tech corporations; Truth+, a TV streaming platform focusing on family-friendly live TV channels and on-demand content; and Truth.Fi, a financial services and FinTech brand incorporating America First investment vehicles.

About TAE

TAE Technologies is one of the world’s leading fusion power companies, developing the most sustainable and economically competitive solution to bring abundant clean energy to the grid and carbon-intensive industrial processes. In addition, it operates subsidiaries TAE Power Solutions, which provides technology for energy storage and power delivery systems for batteries and electric vehicles, as well as TAE Life Sciences, which develops technologies and drugs for treating cancer patients.

About Texas Ventures Acquisition III Corp

Texas Ventures Acquisition III Corp is a special purpose acquisition company incorporated under the laws of the Cayman Islands for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company may pursue an acquisition opportunity in any business, industry or geographical location.

Investor Relations Contact

Shannon Devine (MZ Group | Managing Director - MZ North America)

Email: shannon.devine@mzgroup.us

Media Contact

press@tmtgcorp.com

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction with TAE (the “Proposed Transaction”), TMTG intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the Proposed Transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

In connection with the proposed transaction with Texas Ventures III (the “Proposed TVA Transaction”), should the parties decide to pursue the Proposed TVA Transaction, the parties intend to file relevant materials with the SEC, including, among other things, a registration statement on Form S-4 to be filed by Texas Ventures III,  that will include a preliminary proxy statement/prospectus of Texas Ventures III and a definitive proxy statement/prospectus of Texas Ventures III, the latter of which will be mailed to stockholders of Texas Ventures III, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from TMTG. This document is not a substitute for the registration statement, the proxy statement/prospectus, the information statement/prospectus or any other document that Texas Ventures III, TMTG or SpinCo may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TVA, TMTG AND SPINCO, THE PROPOSED TVA TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus, and information statement/prospectus as each may be amended or supplemented from time to time, and other relevant documents filed by Texas Ventures III, TMTG and SpinCo with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Texas Ventures III, TMTG and SpinCo, will be available free of charge from TMTG’s website at tmtgcorp.com.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the Proposed Transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the Proposed Transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the Proposed Transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Texas Ventures III and certain of its directors and executive officers and SpinCo and certain of its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the TVA Shareholders with respect to the Proposed TVA Transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of Texas Ventures III’s directors and executive officers in the solicitation may be obtained by reading Texas Ventures III’s Prospectus filed with the SEC on April 23, 2025, Texas Ventures III’s subsequent Annual and Quarterly Reports on Forms 10-K and 10-Q filed with the SEC and other relevant materials filed with the SEC in connection with the Proposed TVA Transaction when they become available. Information on SpinCo’s directors and executive officers will be included in the information statement/prospectus. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TVA Shareholders in connection with the Proposed TVA Transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and other relevant materials when filed with the SEC.

Cautionary Statement About Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TAE’s site selection criteria and expected, TMTG’s Proposed Transaction with TAE or the proposed transaction with SpinCo and Texas Ventures III, TMTG’s ability to consummate the Proposed Transaction or agree to or, if agreed, to consummate the proposed transaction with SpinCo and Texas Ventures III, the benefits of the Proposed Transaction (or the proposed transaction with SpinCo and Texas Ventures III) and the combined Company’s or SpinCo’s future financial performance, as well as the combined Company’s or SpinCo’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated site selection criteria; development and construction timelines; plans for deployment of capital and the uses thereof; governance of the combined Company; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay site selection or the Proposed Transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE with respect to site selection or the Proposed Transaction; (iii) the inability to complete the Proposed Transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the Proposed Transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the Proposed Transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the Proposed Transaction; and (vi) costs related to the Proposed Transaction or the proposed transaction with SpinCo and Texas Ventures III, site selection or construction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.